Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2022

BEIJING, CHINA, March 16, 2023 – Hello Group Inc. (NASDAQ: MOMO) (“Hello Group” or the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2022.

Fourth Quarter of 2022 Highlights

•	Net revenues decreased by 12.6% year over year to RMB3,212.7 million (US$465.8 million*) in the fourth quarter of 2022.

•	Net income attributable to Hello Group Inc. was RMB398.0 million (US$57.7 million) in the fourth quarter of 2022, compared to a net loss of RMB4,242.7 million in the same period of 2021.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) increased to RMB487.9 million (US$70.7 million) in the fourth quarter of 2022, from RMB280.9 million in the same period of 2021.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.01 (US$0.29) in the fourth quarter of 2022, compared to a diluted net loss per ADS of RMB21.50 in the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.46 (US$0.36) in the fourth quarter of 2022, compared to RMB1.38 in the same period of 2021.

•

Monthly Active Users (“MAU”) on Momo application were 94.6 million in December 2022, compared to 114.1 million in December 2021. MAU on Tantan application were 18.4 million in December 2022, compared to 27.0 million in December 2021.

•

For the Momo app total paying users was 7.8 million for the fourth quarter of 2022, compared to 8.9 million for the same period last year. Tantan had 1.7 million paying users for the fourth quarter of 2022 compared to 2.5 million from the year ago period.

Full Year 2022 Highlights

•	Net revenues decreased 12.8% year over year to RMB12,704.2 million (US$1,841.9 million) for the full year of 2022.

•	Net income attributable to Hello Group Inc. was RMB1,484.3 million (US$215.2 million) for the full year of 2022, compared to a net loss of RMB2,913.7 million during the same period of 2021.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,885.8 million (US$273.4 million) for the full year of 2022, compared to RMB2,037.1 million during the same period of 2021.

•	Diluted net income per ADS was RMB7.31 (US$1.06) for the full year of 2022, compared to a diluted net loss per ADS of RMB14.40 during the same period of 2021.

•	Non-GAAP diluted net income per ADS (note 1) was RMB9.20 (US$1.33) for the full year of 2022, compared to RMB9.56 during the same period of 2021.

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

“2022 was an extremely challenging year. I am pleased to see that our team withstood external pressures by timely adjusting strategic priorities and corresponding execution plans with flexible product and operational measures.” Commented Yan Tang, Chairman and CEO of Hello Group. “Despite the challenges, we delivered solid financial results for shareholders, enabling us to conclude the year on a satisfactory note.”

Fourth Quarter of 2022 Financial Results

Net revenues

Total net revenues were RMB3,212.7 million (US$465.8 million) in the fourth quarter of 2022, a decrease of 12.6% from RMB3,674.2 million in the fourth quarter of 2021.

Live video service revenues were RMB1,724.2 million (US$250.0 million) in the fourth quarter of 2022, a decrease of 19.8% from RMB2,148.8 million during the same period of 2021. The decrease was primarily attributable to pressure on Momo application caused by COVID related factors and regulatory changes, and to a lesser extent, the negative impact of COVID infection surge and reduction of channel investments on Tantan’s MAU and paying conversion.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,449.5 million (US$210.2 million) in the fourth quarter of 2022, a decrease of 1.8% from RMB1,475.7 million during the same period of 2021. The year over year decrease was primarily attributable to the negative impact of COVID to the virtual gift business on the Momo application, and the decrease in Tantan’s value-added service due to the surge in COVID infections as well as channel investment reduction, which put pressure on user traffic and paying conversion. The decrease was partially offset by the rapid revenue growth from the new standalone apps.

Mobile marketing revenues were RMB32.9 million (US$4.8 million) in the fourth quarter of 2022, an increase of 29.8% from RMB25.4 million during the same period of 2021. The increase in mobile marketing revenues was due to the increased demand from brand marketers.

Mobile games revenues were RMB5.3 million (US$0.8 million) in the fourth quarter of 2022, a decrease of 72.4% from RMB19.3 million in the fourth quarter of 2021. The decrease in mobile game revenues was mainly due to the Company’s strategic decision to pivot away from game distribution business.

Net revenues from the Momo segment decreased from RMB3,235.6 million in the fourth quarter of 2021 to RMB2,865.8 million (US$415.5 million) in the fourth quarter of 2022, primarily due to the decrease in net revenues from live video service, partially offset by the growth of value-added service business. Net revenues from the Tantan segment decreased from RMB437.2 million in the fourth quarter of 2021 to RMB346.7 million (US$50.3 million) in the fourth quarter of 2022, due to the negative impact of COVID and the reduction of channel investments on Tantan’s user growth and paying conversion.

Cost and expenses

Cost and expenses were RMB2,738.3 million (US$397.0 million) in the fourth quarter of 2022, a decrease of 64.6% from RMB7,729.4 million in the fourth quarter of 2021. The decrease was primarily attributable to: (a) an impairment loss on goodwill and intangible assets amounting to RMB4,397.0 million in the fourth quarter of 2021; (b) a decrease in sales and marketing expenses due to our initiatives to control cost and optimize Tantan’s channel marketing strategy; (c) a decrease in revenue sharing with broadcasters related to Momo’s core live video service and Tantan’s live video service, which was partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service; (d) a decrease in salary expenses and share-based compensation expenses, due to our continuous optimization in personnel costs since the beginning of the year and the decreased fair value of newly granted share options.

Non-GAAP cost and expenses (note 1) were RMB2,648.3 million (US$384.0 million) in the fourth quarter of 2022, a decrease of 17.4% from RMB3,205.8 million during the same period of 2021.

Other operating (loss) income, net

Other operating loss was RMB65.2 million (US$9.4 million) in the fourth quarter of 2022, compared to an income of RMB38.6 million during the fourth quarter of 2021. The other operating loss in the fourth quarter of 2022 mainly included a contingent loss of RMB92.9 million (US$13.5 million) related to an ongoing investigation of the alleged illegal activity on the source of the funding consumed on Momo’s platform.

Income (loss) from operations

Income from operations was RMB409.2 million (US$59.3 million) in the fourth quarter of 2022, compared to a loss from operations of RMB4,016.6 million during the same period of 2021. Income from operations of the Momo segment was RMB435.8 million (US$63.2 million) in the fourth quarter of 2022, which decreased from RMB549.3 million in the fourth quarter of 2021. Loss from operations of the Tantan segment was RMB21.7 million (US$3.1 million) in the fourth quarter of 2022, compared to loss from operations of RMB162.5 million in the fourth quarter of 2021.

Non-GAAP income from operations (note 1) was RMB499.2 million (US$72.4 million) in the fourth quarter of 2022, compared to RMB507.0 million during the same period of 2021. Non-GAAP income from operations of the Momo segment was RMB519.2 million (US$75.3 million) in the fourth quarter of 2022, which decreased from RMB658.4 million in the fourth quarter of 2021. Non-GAAP loss from operations of the Tantan segment was RMB15.2 million (US$2.2 million) in the fourth quarter of 2022, compared to non-GAAP loss from operations of RMB145.0 million in the fourth quarter of 2021.

Income tax expenses

Income tax expenses were RMB109.4 million (US$15.9 million) in the fourth quarter of 2022, compared to RMB296.5 million in the fourth quarter of 2021. The decrease was primarily due to the fact that in the fourth quarter of 2022, we accrued withholding income tax of RMB39.7 million (US$5.8 million) on undistributed earnings generated in the fourth quarter of 2022 by our wholly-foreign owned enterprise (“WFOE”), because we planned to remit WFOE’s earnings to its offshore parent company in the foreseeable future to fund its demand for US dollars in business operations, payments of dividends and debts, potential investments, share repurchase plan, etc., and in the fourth quarter of 2021, we accrued withholding income tax of RMB207.4 million on undistributed earnings generated in the full year of 2021 by WFOE.

Net income (loss)

Net income was RMB397.0 million (US$57.6 million) in the fourth quarter of 2022, compared to a net loss of RMB4,244.0 million during the same period of 2021. Net income from the Momo segment was RMB397.1 million (US$57.6 million) in the fourth quarter of 2022, compared to RMB306.7 million in the same period of 2021. Net income from the Tantan segment was RMB4.7 million (US$0.7 million) in the fourth quarter of 2022, compared to a net loss of RMB147.3 million in the fourth quarter of 2021.

Non-GAAP net income (note 1) was RMB487.0 million (US$70.6 million) in the fourth quarter of 2022, compared to RMB279.6 million during the same period of 2021. Non-GAAP net income from the Momo segment was RMB480.5 million (US$69.7 million) in the fourth quarter of 2022, which increased from RMB415.8 million in the fourth quarter of 2021. Non-GAAP net income of the Tantan segment was RMB11.3 million (US$1.6 million) in the fourth quarter of 2022, compared to a non-GAAP net loss of RMB129.9 million in the fourth quarter of 2021.

Net income (loss) attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB398.0 million (US$57.7 million) in the fourth quarter of 2022, compared to a net loss of RMB4,242.7 million during the same period of 2021.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB487.9 million (US$70.7 million) in the fourth quarter of 2022, compared to RMB280.9 million during the same period of 2021.

Net income (loss) per ADS

Diluted net income per ADS was RMB2.01 (US$0.29) in the fourth quarter of 2022, compared to a diluted net loss per ADS of RMB21.50 in the fourth quarter of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB2.46 (US$0.36) in the fourth quarter of 2022, compared to RMB1.38 in the fourth quarter of 2021.

Cash and cash flow

As of December 31, 2022, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term investments, short-term restricted cash and long-term restricted cash totaled RMB13,398.8 million (US$1,942.7 million), compared to RMB15,707.0 million as of December 31, 2021. The decrease was due to a number of cash outflow items, including our cash dividend payment of RMB841.0 million (US$121.9 million) to shareholders; an aggregate payment of RMB2,137.0 million (US$309.8 million) for the repurchase of the company’s convertible notes; an aggregate payment of RMB392.4 million (US$56.9 million) in relation to the share repurchase program; and RMB360.0 million (US$52.2 million) payment to Chinese tax authorities to repatriate cash from our WFOE in China to our offshore entity during 2022.

Net cash provided by operating activities in the fourth quarter of 2022 was RMB538.7 million (US$78.1 million), compared to RMB665.5 million in the fourth quarter of 2021.

Full Year 2022 Financial Results

Net revenues for the full year of 2022 were RMB12,704.2 million (US$1,841.9 million), a decrease of 12.8% from RMB14,575.7 million in the same period of 2021.

Net income attributable to Hello Group Inc. was RMB1,484.3 million (US$215.2 million) for the full year of 2022, compared to a net loss of RMB2,913.7 million during the same period of 2021.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,885.8 million (US$273.4 million) for the full year of 2022, compared to a net loss of RMB2,037.1 million during the same period of 2021.

Diluted net income per ADS was RMB7.31 (US$1.06) during the full year of 2022, compared to a diluted net loss per ADS of RMB14.40 in the same period of 2021.

Non-GAAP diluted net income per ADS (note 1) was RMB9.20 (US$1.33) during the full year of 2022, compared to RMB9.56 in the same period of 2021.

Net cash provided by operating activities was RMB1,226.9 million (US$177.9 million) during the full year of 2022, compared to RMB1,559.2 million in the same period of 2021.

Recent Development

Declaration of a special cash dividend

Hello Group’s board of directors has declared a special cash dividend in the amount of US$0.72 per ADS, or US$0.36 per ordinary share. The cash dividend will be paid on May 22, 2023 to shareholders of record at the close of business on April 28, 2023. The ex-dividend date will be April 27, 2023. The aggregate amount of cash dividends to be paid is approximately US$137 million, which will be funded by surplus cash on the Company’s balance sheet.

Appointment of New Director and Chief Operating Officer

The board of directors has appointed Ms. Sichuan Zhang as a director and Chief Operating Officer of the Company, effective March 16, 2023.

Ms. Sichuan Zhang previously served as our director from April 2012 to November 2017. Ms. Zhang founded PUPUPULA, a children’s furniture and design company, in 2017, and served as its Chief Executive Officer until 2022. Ms. Zhang first joined the Company in July 2011 and was responsible for product design, then marketing strategies and executions. Prior to joining our company, from June 2009 to February 2011, she co-founded 4 Degrees Motion Design, an advertising design firm. She was an art director of Modern Media, a Chinese media company, from January 2009 to May 2009, a senior designer of Phoenix New Media Limited (NYSE: FENG) from January 2008 to January 2009, and a web designer of NetEase, Inc. from March 2006 to April 2007. Ms. Zhang received her bachelor’s degree in South China Normal University in 2005. Ms. Zhang is the spouse of Mr. Yan Tang, our co-founder, chairman and Chief Executive Officer.

Execution of share repurchase program

On June 7, 2022, Hello Group’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$200 million of its shares over the next 24 months. As of March 16, 2023, the Company has repurchased 12.0 million ADSs for US$56.7 million on the open market under this program, at an average purchase price of US$4.71 per ADS.

Business Outlook

For the first quarter of 2023, the Company expects total net revenues to be between RMB2.65 billion to RMB2.75 billion, representing a decrease of 15.8% to 12.6% year over year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we, Hello Group, use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss), net income (loss) attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, impairment loss on goodwill and intangible assets, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for such limitation by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, March 16, 2023, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 16, 2023).

Participants can register for the conference call by navigating to:

https://s1.c-conf.com/diamondpass/10029147-tf6dtf.html.

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through March 23, 2023. The dial-in details for the replay are as follows:

U.S. / Canada: 1-855-883-1031

Hong Kong:     800-930-639

Passcode:         10029147

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Hello Group’s website at https://ir.hellogroup.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@hellogroup.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the first quarter of 2023, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter of 2022 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the first quarter of 2023 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,148,785	1,724,228	249,990	8,378,945	6,510,460	943,928
Value-added service	1,475,733	1,449,537	210,164	5,971,792	6,007,018	870,936
Mobile marketing	25,369	32,927	4,774	159,010	124,956	18,117
Mobile games	19,294	5,316	771	47,712	55,732	8,080
Other services	5,048	650	93	18,260	6,006	871

Total net revenues	3,674,229	3,212,658	465,792	14,575,719	12,704,172	1,841,932
Cost and expenses:
Cost of revenues	(2,191,520)	(1,916,050)	(277,801)	(8,383,431)	(7,421,419)	(1,076,005)
Research and development	(316,024)	(272,657)	(39,532)	(1,131,781)	(1,006,219)	(145,888)
Sales and marketing	(659,604)	(407,075)	(59,020)	(2,604,309)	(2,073,617)	(300,646)
General and administrative	(165,257)	(142,492)	(20,659)	(624,700)	(596,006)	(86,413)
Impairment loss on goodwill and intangible assets	(4,397,012)	—	—	(4,397,012)	—	—

Total cost and expenses	(7,729,417)	(2,738,274)	(397,012)	(17,141,233)	(11,097,261)	(1,608,952)
Other operating income (loss), net	38,558	(65,158)	(9,447)	175,947	20,632	2,991

(Loss) income from operations	(4,016,630)	409,226	59,333	(2,389,567)	1,627,543	235,971
Interest income	99,573	88,118	12,776	384,279	368,879	53,482
Interest expense	(18,444)	(10,955)	(1,588)	(73,776)	(83,530)	(12,111)
Other gain or loss, net	2,000	—	—	(16,000)	118,325	17,156

(Loss) income before income tax and share of income on equity method investments	(3,933,501)	486,389	70,521	(2,095,064)	2,031,217	294,498
Income tax expenses	(296,491)	(109,421)	(15,865)	(822,556)	(562,281)	(81,523)

(Loss) income before share of income on equity method investments	(4,229,992)	376,968	54,656	(2,917,620)	1,468,936	212,975
Share of (loss) income on equity method investments	(14,045)	20,040	2,906	(8,084)	11,073	1,605

Net (loss) income	(4,244,037)	397,008	57,562	(2,925,704)	1,480,009	214,580

Less: net loss attributable to non-controlling interest	(1,319)	(986)	(143)	(11,996)	(4,274)	(620)

Net (loss) income attributable to the shareholders of Hello Group Inc.	(4,242,718)	397,994	57,705	(2,913,708)	1,484,283	215,200

Net (loss) income per share attributable to ordinary shareholders
Basic	(10.75)	1.05	0.15	(7.20)	3.80	0.55
Diluted	(10.75)	1.01	0.15	(7.20)	3.65	0.53
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	394,694,993	377,841,986	377,841,986	404,701,910	390,176,367	390,176,367
Diluted	394,694,993	406,152,757	406,152,757	404,701,910	423,810,279	423,810,279

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(4,244,037)	397,008	57,562	(2,925,704)	1,480,009	214,580
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(7,331)	54,041	7,835	(39,161)	(274,791)	(39,841)

Comprehensive (loss) income	(4,251,368)	451,049	65,397	(2,964,865)	1,205,218	174,739
Less: comprehensive (loss) income attributed to the non-controlling interest	(3,280)	(7,154)	(1,037)	(16,603)	10,556	1,530

Comprehensive (loss) income attributable to Hello Group Inc.	(4,248,088)	458,203	66,434	(2,948,262)	1,194,662	173,209

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	December 31	December 31
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	5,570,563	5,018,129	727,560
Short-term deposits	2,860,000	5,300,000	768,428
Restricted cash	—	97,706	14,166
Short-term investments	—	300,240	43,531
Accounts receivable, net of allowance for doubtful accounts of RMB15,127 and RMB5,870 as of December 31, 2021 and 2022, respectively	205,225	188,711	27,361
Amounts due from related parties	—	55	8
Prepaid expenses and other current assets	775,072	819,706	118,846

Total current assets	9,410,860	11,724,547	1,699,900
Long-term deposits	7,200,000	2,600,000	376,965
Long-term restricted cash	76,471	82,766	12,000
Right-of-use assets, net	257,934	115,520	16,749
Property and equipment, net	180,664	172,984	25,080
Intangible assets, net	27,320	22,203	3,219
Rental deposits	19,204	20,737	3,007
Long-term investments	820,006	893,988	129,616
Other non-current assets	83,930	162,499	23,560
Deferred tax assets	34,849	34,343	4,979

Total assets	18,111,238	15,829,587	2,295,075

Liabilities and equity
Current liabilities
Accounts payable	726,207	617,022	89,460
Deferred revenue	539,967	484,775	70,286
Accrued expenses and other current liabilities	911,050	797,504	115,627
Amounts due to related parties	5,016	9,178	1,331
Lease liabilities due within one year	162,950	88,352	12,810
Income tax payable	125,773	68,765	9,970
Deferred consideration in connection with business acquisitions	44,802	26,483	3,840
Convertible Senior Notes-current	—	2,646,168	383,658

Total current liabilities	2,515,765	4,738,247	686,982
Deferred tax liabilities	213,384	22,011	3,191
Convertible senior notes	4,565,292	—	—
Lease liabilities	103,105	33,281	4,825
Other non-current liabilities	128,095	105,410	15,283

Total liabilities	7,525,641	4,898,949	710,281
Shareholder’s equity (i)	10,585,597	10,930,638	1,584,794

Total liabilities and shareholder’s equity	18,111,238	15,829,587	2,295,075

(i):	As of December 31, 2022, the number of ordinary shares outstanding was 376,971,336.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months Ended December 31			Year Ended December 31
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(4,244,037)	397,008	57,562	(2,925,704)	1,480,009	214,580
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	34,226	23,908	3,466	155,537	107,015	15,516
Amortization of intangible assets	1,279	1,279	185	109,062	5,116	742
Share-based compensation	126,576	89,944	13,040	475,771	401,484	58,209
Share of loss (income) on equity method investments	14,045	(20,040)	(2,906)	8,084	(11,073)	(1,605)
Impairment loss on goodwill and intangible assets	4,397,012	—	—	4,397,012	—	—
Gain on repurchase of convertible senior notes	—	—	—	—	(129,575)	(18,787)
Gain or loss on long-term investments	(2,000)	—	—	16,000	11,250	1,631
Gain on disposal of subsidiaries	—	—	—	(15,526)	—	—
Cash received on distributions from equity method investments	—	—	—	—	1,708	248
Gain or loss on disposal of property and equipment	(36)	4	1	1,236	(779)	(113)
Provision of losses on receivable and other assets	(505)	(75)	(11)	(263)	(528)	(77)
Changes in operating assets and liabilities:
Accounts receivable	13,984	4,643	673	(10,374)	20,338	2,949
Prepaid expenses and other current assets	52,504	(36,784)	(5,333)	(151,162)	(52,928)	(7,674)
Amounts due from related parties	—	(55)	(8)	—	(55)	(8)
Rental deposits	1,171	—	—	(343)	1,399	203
Deferred tax assets	(338)	1,493	216	(2,354)	507	74
Other non-current assets	42,125	(15,907)	(2,306)	34,075	60,913	8,832
Accounts payable	11,053	(8,992)	(1,304)	30,475	(115,384)	(16,729)
Income tax payable	(39,285)	(6,081)	(882)	(110,716)	(57,004)	(8,265)
Deferred revenue	9,652	17,504	2,538	35,106	(56,387)	(8,175)
Accrued expenses and other current liabilities	99,497	121,638	17,636	60,668	(182,708)	(26,490)
Amount due to related parties	(9,751)	(265)	(38)	(14,447)	4,162	603
Deferred tax liabilities	207,114	(15,367)	(2,228)	180,173	(187,119)	(27,130)
Share-based compensation liability	—	—	—	(678,153)	—	—
Other non-current liabilities	(48,777)	(15,159)	(2,198)	(34,959)	(73,470)	(10,652)

Net cash provided by operating activities	665,509	538,696	78,103	1,559,198	1,226,891	177,882
Cash flows from investing activities:
Purchase of property and equipment	(19,201)	(10,053)	(1,458)	(95,323)	(80,445)	(11,663)
Payment for long-term investments	(115,052)	(15,000)	(2,175)	(415,052)	(70,343)	(10,199)
Purchase of short-term deposits	(400,000)	—	—	(4,976,688)	(1,700,000)	(246,477)
Cash received on maturity of short-term deposits	3,550,000	1,700,000	246,477	9,667,570	5,410,000	784,376
Payment for short term investments	—	(300,000)	(43,496)	—	(300,000)	(43,496)
Cash received on investment income distribution	—	—	—	5,610	3,523	511
Cash of disposed subsidiaries	—	—	—	(8,750)	—	—
Cash received from sales of long-term investment	20,000	—	—	20,000	—	—
Purchase of long-term deposits	(1,600,000)	(200,000)	(28,997)	(1,850,000)	(2,750,000)	(398,713)
Cash received on maturity of long—term deposits	200,000	—	—	200,000	1,200,000	173,984
Other investing activities	569	7	1	2,975	3,110	451

Net cash provided by investing activities	1,636,316	1,174,954	170,352	2,550,342	1,715,845	248,774
Cash flows from financing activities:
Deferred payment for business acquisition	(50)	—	—	(12,957)	(21,421)	(3,106)
Proceeds from exercise of share options	5	112	16	776	163	24
Payment in relation to the share repurchase program	—	(104,684)	(15,178)	(862,865)	(392,374)	(56,889)
Repurchase of subsidiary’s share options	(5,070)	(1,076)	(156)	(59,120)	(40,943)	(5,936)
Dividends payment	—	—	—	(852,743)	(840,997)	(121,933)
Payment for redemption of convertible bonds	—	—	—	—	(2,136,987)	(309,834)

Net cash used in financing activities	(5,115)	(105,648)	(15,318)	(1,786,909)	(3,432,559)	(497,674)
Effect of exchange rate changes	(12,972)	(30,706)	(4,451)	(41,669)	41,390	6,001

Net increase (decrease) in cash and cash equivalents	2,283,738	1,577,296	228,686	2,280,962	(448,433)	(65,017)
Cash, cash equivalents and restricted cash at the beginning of period	3,363,296	3,621,305	525,040	3,366,072	5,647,034	818,743
Cash, cash equivalents and restricted cash at the end of period	5,647,034	5,198,601	753,726	5,647,034	5,198,601	753,726

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months Ended December 31, 2021				Three months Ended December 31, 2022			Three months Ended December 31, 2022
	GAAP RMB	Impairment loss on goodwill and intangible assets RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(2,191,520)	—	3,393	(2,188,127)	(1,916,050)	1,707	(1,914,343)	(277,801)	247	(277,554)
Research and development	(316,024)	—	36,303	(279,721)	(272,657)	22,145	(250,512)	(39,532)	3,211	(36,321)
Sales and marketing	(659,604)	—	11,024	(648,580)	(407,075)	8,480	(398,595)	(59,020)	1,229	(57,791)
General and administrative	(165,257)	—	75,856	(89,401)	(142,492)	57,612	(84,880)	(20,659)	8,353	(12,306)
Impairment loss on goodwill and intangible assets	(4,397,012)	4,397,012	—	—	—	—	—	—	—	—

Cost and operating expenses	(7,729,417)	4,397,012	126,576	(3,205,829)	(2,738,274)	89,944	(2,648,330)	(397,012)	13,040	(383,972)
(Loss) income from operations	(4,016,630)	4,397,012	126,576	506,958	409,226	89,944	499,170	59,333	13,040	72,373
Net (loss) income attributable to Hello Group Inc.	(4,242,718)	4,397,012	126,576	280,870	397,994	89,944	487,938	57,705	13,040	70,745

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	Year						Year			Year
	Ended December 31, 2021						Ended December 31, 2022			Ended December 31, 2022
	GAAP RMB	Impairment loss on goodwill and intangible assets RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts RMB(ii)	Non-GAAP RMB	GAAP RMB	Share-based compensation RMB	Non-GAAP RMB	GAAP US$	Share-based compensation US$	Non-GAAP US$
Cost of revenues	(8,383,431)	—	51,853	17,941	—	(8,313,637)	(7,421,419)	14,195	(7,407,224)	(1,076,005)	2,058	(1,073,947)
Research and development	(1,131,781)	—	3,660	139,571	—	(988,550)	(1,006,219)	88,797	(917,422)	(145,888)	12,874	(133,014)
Sales and marketing	(2,604,309)	—	48,491	70,821	—	(2,484,997)	(2,073,617)	38,432	(2,035,185)	(300,646)	5,572	(295,074)
General and administrative	(624,700)	—	—	247,438	—	(377,262)	(596,006)	260,060	(335,946)	(86,413)	37,705	(48,708)
Impairment loss on goodwill and intangible assets	(4,397,012)	4,397,012	—	—	—	—	—	—	—	—	—	—

Cost and operating expenses	(17,141,233)	4,397,012	104,004	475,771	—	(12,164,446)	(11,097,261)	401,484	(10,695,777)	(1,608,952)	58,209	(1,550,743)
(Loss) income from operations	(2,389,567)	4,397,012	104,004	475,771	—	2,587,220	1,627,543	401,484	2,029,027	235,971	58,209	294,180
Net (loss) income attributable to Hello Group Inc.	(2,913,708)	4,397,012	104,004	475,771	(26,002)	2,037,077	1,484,283	401,484	1,885,767	215,200	58,209	273,409

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended December 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,561,332	162,896	—	1,724,228	249,990
Value-added service	1,265,693	183,844	—	1,449,537	210,164
Mobile marketing	32,927	—	—	32,927	4,774
Mobile games	5,316	—	—	5,316	771
Other services	483	—	167	650	93

Total net revenues	2,865,751	346,740	167	3,212,658	465,792
Cost and expenses (iii):
Cost of revenues	(1,722,675)	(192,748)	(627)	(1,916,050)	(277,801)
Research and development	(200,740)	(71,917)	—	(272,657)	(39,532)
Sales and marketing	(307,166)	(98,209)	(1,700)	(407,075)	(59,020)
General and administrative	(131,844)	(7,899)	(2,749)	(142,492)	(20,659)

Total cost and expenses	(2,362,425)	(370,773)	(5,076)	(2,738,274)	(397,012)
Other operating (loss) income, net	(67,499)	2,339	2	(65,158)	(9,447)

Income (loss) from operations	435,827	(21,694)	(4,907)	409,226	59,333
Interest income	87,799	253	66	88,118	12,776
Interest expense	(10,955)	—	—	(10,955)	(1,588)

Income (loss) before income tax and share of income on equity method investments	512,671	(21,441)	(4,841)	486,389	70,521
Income tax (expenses) benefits	(135,602)	26,181	—	(109,421)	(15,865)

Income (loss) before share of income on equity method investments	377,069	4,740	(4,841)	376,968	54,656
Share of income on equity method investments	20,040	—	—	20,040	2,906

Net income (loss)	397,109	4,740	(4,841)	397,008	57,562

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended December 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	1,689	18	—	1,707	247
Research and development	15,907	6,238	—	22,145	3,211
Sales and marketing	8,473	7	—	8,480	1,229
General and administrative	57,350	262	—	57,612	8,353

Total cost and expenses	83,419	6,525	—	89,944	13,040

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended December 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	435,827	(21,694)	(4,907)	409,226	59,333
Share-based compensation	83,419	6,525	—	89,944	13,040

Non-GAAP income (loss) from operations	519,246	(15,169)	(4,907)	499,170	72,373
Net income (loss)	397,109	4,740	(4,841)	397,008	57,562
Share-based compensation	83,419	6,525	—	89,944	13,040

Non-GAAP net income (loss)	480,528	11,265	(4,841)	486,952	70,602

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended December 31, 2021
	Momo	Tantan	QOOL	Unallocated[1]	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$[2]
Net revenues:				—
Live video service	1,947,958	200,827	—	—	2,148,785	337,191
Value-added service	1,239,351	236,382	—	—	1,475,733	231,575
Mobile marketing	25,369	—	—	—	25,369	3,981
Mobile games	19,294	—	—	—	19,294	3,028
Other services	3,667	—	1,381	—	5,048	792

Total net revenues	3,235,639	437,209	1,381	—	3,674,229	576,567
Cost and expenses (iv):
Cost of revenues	(1,962,718)	(228,290)	(512)	—	(2,191,520)	(343,897)
Research and development	(233,512)	(82,512)	—	—	(316,024)	(49,591)
Sales and marketing	(377,672)	(281,534)	(398)	—	(659,604)	(103,506)
General and administrative	(147,957)	(10,362)	(6,938)	—	(165,257)	(25,932)
Impairment loss on goodwill and intangible assets	—	—	—	(4,397,012)	(4,397,012)	(689,987)

Total cost and expenses	(2,721,859)	(602,698)	(7,848)	(4,397,012)	(7,729,417)	(1,212,913)
Other operating income	35,532	3,023	3	—	38,558	6,051

Income (loss) from operations	549,312	(162,466)	(6,464)	(4,397,012)	(4,016,630)	(630,295)
Interest income	99,399	139	35	—	99,573	15,625
Interest expense	(18,444)	—	—	—	(18,444)	(2,894)
Other gain or loss, net	2,000	—	—	—	2,000	314

Income (loss) before income tax and share of income on equity method investments	632,267	(162,327)	(6,429)	(4,397,012)	(3,933,501)	(617,250)
Income tax (expenses) benefits	(311,479)	14,988	—	—	(296,491)	(46,526)

Income (loss) before share of income on equity method investments	320,788	(147,339)	(6,429)	(4,397,012)	(4,229,992)	(663,776)
Share of loss on equity method investments	(14,045)	—	—	—	(14,045)	(2,204)

Net income (loss)	306,743	(147,339)	(6,429)	(4,397,012)	(4,244,037)	(665,980)

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended December 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,729	664	—	3,393	532
Research and development	19,569	16,734	—	36,303	5,697
Sales and marketing	10,997	27	—	11,024	1,730
General and administrative	75,808	48	—	75,856	11,903

Total cost and expenses	109,103	17,473	—	126,576	19,862

[1]

The impairment loss on goodwill and intangible assets is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

[2]

All translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended December 31, 2021
	Momo	Tantan	QOOL	Unallocated	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	549,312	(162,466)	(6,464)	(4,397,012)	(4,016,630)	(630,295)
Share-based compensation	109,103	17,473	—	—	126,576	19,862
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987

Non-GAAP income (loss) from operations	658,415	(144,993)	(6,464)	—	506,958	79,554
Net income (loss)	306,743	(147,339)	(6,429)	(4,397,012)	(4,244,037)	(665,980)
Share-based compensation	109,103	17,473	—	—	126,576	19,862
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987

Non-GAAP net income (loss)	415,846	(129,866)	(6,429)	—	279,551	43,869

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year
	Ended December 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	5,966,323	544,137	—	6,510,460	943,928
Value-added service	5,183,302	823,716	—	6,007,018	870,936
Mobile marketing	124,956	—	—	124,956	18,117
Mobile games	55,732	—	—	55,732	8,080
Other services	4,781	—	1,225	6,006	871

Total net revenues	11,335,094	1,367,853	1,225	12,704,172	1,841,932
Cost and expenses (v):
Cost of revenues	(6,704,020)	(714,936)	(2,463)	(7,421,419)	(1,076,005)
Research and development	(737,380)	(268,839)	—	(1,006,219)	(145,888)
Sales and marketing	(1,346,692)	(721,889)	(5,036)	(2,073,617)	(300,646)
General and administrative	(547,798)	(33,234)	(14,974)	(596,006)	(86,413)

Total cost and expenses	(9,335,890)	(1,738,898)	(22,473)	(11,097,261)	(1,608,952)
Other operating income	8,753	11,830	49	20,632	2,991

Income (loss) from operations	2,007,957	(359,215)	(21,199)	1,627,543	235,971
Interest income	368,051	544	284	368,879	53,482
Interest expense	(83,530)	—	—	(83,530)	(12,111)
Other gain or loss, net	118,325	—	—	118,325	17,156

Income (loss) before income tax and share of income on equity method investments	2,410,803	(358,671)	(20,915)	2,031,217	294,498
Income tax (expenses) benefits	(586,663)	24,382	—	(562,281)	(81,523)

Income (loss) before share of income on equity method investments	1,824,140	(334,289)	(20,915)	1,468,936	212,975
Share of income on equity method investments	11,073	—	—	11,073	1,605

Net income (loss)	1,835,213	(334,289)	(20,915)	1,480,009	214,580

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	Ended December 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	7,166	7,029	—	14,195	2,058
Research and development	67,659	21,138	—	88,797	12,874
Sales and marketing	38,202	230	—	38,432	5,572
General and administrative	259,669	391	—	260,060	37,705

Total cost and expenses	372,696	28,788	—	401,484	58,209

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	ended December 31, 2022
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	2,007,957	(359,215)	(21,199)	1,627,543	235,971
Share-based compensation	372,696	28,788	—	401,484	58,209

Non-GAAP operating income (loss)	2,380,653	(330,427)	(21,199)	2,029,027	294,180
Net income (loss)	1,835,213	(334,289)	(20,915)	1,480,009	214,580
Share-based compensation	372,696	28,788	—	401,484	58,209

Non-GAAP net income (loss)	2,207,909	(305,501)	(20,915)	1,881,493	272,789

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Year
	Ended December 31, 2021
	Momo	Tantan	QOOL	Unallocated	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	7,475,809	903,136	—	—	8,378,945	1,314,839
Value-added service	4,845,744	1,126,048	—	—	5,971,792	937,104
Mobile marketing	159,010	—	—	—	159,010	24,952
Mobile games	47,712	—	—	—	47,712	7,487
Other services	12,930	—	5,330	—	18,260	2,866

Total net revenues	12,541,205	2,029,184	5,330	—	14,575,719	2,287,248
Cost and expenses (vi):
Cost of revenues	(7,301,048)	(1,044,852)	(37,531)	—	(8,383,431)	(1,315,543)
Research and development	(828,688)	(303,093)	—	—	(1,131,781)	(177,601)
Sales and marketing	(1,420,130)	(1,180,146)	(4,033)	—	(2,604,309)	(408,673)
General and administrative	(619,922)	18,401	(23,179)	—	(624,700)	(98,029)
Impairment loss on goodwill and intangible assets	—	—	—	(4,397,012)	(4,397,012)	(689,987)

Total cost and expenses	(10,169,788)	(2,509,690)	(64,743)	(4,397,012)	(17,141,233)	(2,689,833)
Other operating income	138,884	37,029	34	—	175,947	27,610

Income (loss) from operations	2,510,301	(443,477)	(59,379)	(4,397,012)	(2,389,567)	(374,975)
Interest income	383,028	1,091	160	—	384,279	60,302
Interest expense	(73,776)	—	—	—	(73,776)	(11,577)
Other gain or loss, net	(16,000)	—	—	—	(16,000)	(2,511)

Income (loss) before income tax and share of income on equity method investments	2,803,553	(442,386)	(59,219)	(4,397,012)	(2,095,064)	(328,761)
Income tax (expenses) benefits	(844,987)	22,431	—	—	(822,556)	(129,077)

Income (loss) before share of income on equity method investments	1,958,566	(419,955)	(59,219)	(4,397,012)	(2,917,620)	(457,838)
Share of loss on equity method investments	(8,084)	—	—	—	(8,084)	(1,269)

Net income (loss)	1,950,482	(419,955)	(59,219)	(4,397,012)	(2,925,704)	(459,107)

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Year
	Ended December 31, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	10,541	7,400	—	17,941	2,815
Research and development	97,828	41,743	—	139,571	21,902
Sales and marketing	48,154	22,667	—	70,821	11,113
General and administrative	314,216	(66,778)	—	247,438	38,828

Total cost and expenses	470,739	5,032	—	475,771	74,658

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Year
	Ended December 31, 2021
	Momo	Tantan	QOOL	Unallocated	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	2,510,301	(443,477)	(59,379)	(4,397,012)	(2,389,567)	(374,975)
Share-based compensation	470,739	5,032	—	—	475,771	74,658
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987
Amortization of intangible assets from business acquisitions	—	104,004	—	—	104,004	16,320

Non-GAAP income (loss) from operations	2,981,040	(334,441)	(59,379)	—	2,587,220	405,990
Net income (loss)	1,950,482	(419,955)	(59,219)	(4,397,012)	(2,925,704)	(459,107)
Share-based compensation	470,739	5,032	—	—	475,771	74,658
Impairment loss on goodwill and intangible assets	—	—	—	4,397,012	4,397,012	689,987
Amortization of intangible assets from business acquisitions	—	104,004	—	—	104,004	16,320
Tax impacts	—	(26,002)	—	—	(26,002)	(4,080)

Non-GAAP net income (loss)	2,421,221	(336,921)	(59,219)	—	2,025,081	317,778